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                            February 6, 2024

       David Shan
       Chief Executive Officer
       Massimo Group
       3101 W Miller Road
       Garland, TX 75041

                                                        Re: Massimo Group
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 5,
2024
                                                            File No. 333-276095

       Dear David Shan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 2, 2024

       Executive Compensation, page 85

   1. Please disclose the executive compensation paid for the fiscal year ended December 31,
                                                        2023.
              Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you
       have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Anne Parker at 202-551-3611 with any other questions.




                            Sincerely,


                            Division of Corporation Finance
 David Shan
Massimo Group
FirstName6,LastNameDavid
February    2024         Shan
Page 2
Comapany   NameMassimo Group
February 6, 2024 Page 2         Office of Manufacturing
FirstName LastName